UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

FISHER COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, $1.25 par value
(Title of Class of Securities)

337756209
(CUSIP Number)

Daniel R. Tisch
c/o TowerView LLC
500 Park Avenue
New York, New York 10022
(212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 479254 10 4	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
TowerView LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		903,725

NUMBER OF	8	SHARED VOTING POWER
SHARES BENEFICIALLY		-0-
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSONWITH		903,725

	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
903,725

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14	TYPE OF REPORTING PERSON (See Instructions)
IV

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.25 par value (the “Common Stock”), of Fisher Communications, Inc., a Washington corporation (the “Company”), whose principal executive offices are located at 100 Fourth Avenue North, Suite 500, Seattle, Washington 98109.

Item 2.	Identity and Background.

This statement is being filed by TowerView LLC (“TowerView”), a Delaware limited liability company whose principal office is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  TowerView’s principal business is investments.  TowerView is controlled by Daniel R. Tisch whose present principal occupation is General Member, TowerView LLC, 500 Park Avenue, New York, New York 10022.  During the last five years, neither TowerView nor Daniel R. Tisch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used by TowerView to purchase the shares of Common Stock beneficially owned by it was TowerView’s working capital in the amount of $32,037,512.

Item 4.	Purpose of Transaction.

TowerView is filing this Schedule 13D because it has become aware that GAMCO Asset Management Inc. has sent the Company a letter to the effect that, in light of the upcoming time period to submit director nominations to the Company’s nominating and corporate governance committee, it is currently evaluating all options and will come to a decision in accordance with the procedures set forth in the Company’s proxy statement.  TowerView is also evaluating all available options and may enter into discussions with other stockholders, including GAMCO Asset Management Inc., acquire additional shares of Common Stock or sell shares of Common Stock in the open market or otherwise, or pursue other alternatives in relation to the Company.

Except as set forth herein, at the present time TowerView has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, (c) a sale or transfer of a material amount of assets of the Company, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Page 3 of 5 Pages

TowerView may formulate other plans and/or make other proposals and take other actions with respect to its investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) above.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof TowerView has sole power to vote and sole power to dispose of an aggregate of 903,725 shares of Common Stock, or 10.2% of the 8,876,258 shares of Common Stock that the Company reported as outstanding in its Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

During the 60 days preceding the filing of this statement, the only transactions by TowerView in the Common Stock of the Company were sales in the over-the-counter market of an aggregate of 8,875 shares on September 25, 2012 for $331,442, or $37.3456 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

TowerView has no contracts, arrangements or understandings with any other person with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

None.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012

TowerView LLC

	By	/s/Daniel R. Tisch
Daniel R. Tisch
General Member

Page 5 of 5 Pages